FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

SIGNATURES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006
Operating Results and Financial Conditions
CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date April 27, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following material is included.
1.   Consolidated Results For The First Quarter Ended March 31, 2006

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2006
April 27, 2006
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months	Three months			Three months
	ended	ended			ended	Year ending
	March 31, 2006	March 31, 2005	Change(%)		March 31, 2006	December 31, 2006	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥923,272	¥843,367	+	9.5	$7,891,214	¥4,140,000	+	10.3
Operating profit	170,135	143,282	+	18.7	1,454,145	686,000	+	17.7
Income before income taxes and minority interests	169,591	149,451	+	13.5	1,449,496	690,000	+	12.7
Net income	¥108,269	¥93,057	+	16.3	$925,376	¥432,000	+	12.5

Net income per share:
- Basic	¥121.98	¥104.93	+	16.2	$1.04	¥486.70	+	12.4
- Diluted	121.92	104.79	+	16.3	1.04	—		—

	Actual
	As of	As of			As of
	March 31, 2006	December 31, 2005	Change(%)		March 31, 2006
	(Unaudited)				(Unaudited)
Total assets	¥3,976,513	¥4,043,553	-	1.7	$33,987,291

Stockholders’ equity	¥2,658,810	¥2,604,682	+	2.1	$22,724,872

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY117 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2006, solely for the convenience of the reader.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Operating Results and Financial Conditions
2006 First Quarter in Review
Looking back at the global economy in the first quarter of 2006, economic expansion was fairly steady despite worldwide concern over the economic impact of high crude oil prices and the escalating costs of raw materials. The U.S. economy continued to display growth despite anxiety over the effects of rising interest rates and climbing gasoline prices, with private sector spending and corporate capital expenditure continuing to grow. In Europe, growth in the production sector amid strong exports indicates a trend toward recovery. As for Asia, China and India continued to realize high growth and other Asian economies also enjoyed generally favorable performances. In Japan, the economy has finally emerged from its malaise and has fully entered a recovery phase, which has led to a rise in consumer spending.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras and compact digital cameras continued to realize healthy growth in overseas markets during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift toward color models and advanced functionality. For sales of computer peripherals, including printers, while demand for laser beam printers grew for color models, and a shift in demand was present from single-function printers to multifunctional models for inkjet printers, the segment suffered amid severe price competition. In the optical equipment segment, while demand for steppers, used in the production of semiconductors, has entered a recovery phase, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen for the quarter was ¥116.96 to the U.S. dollar and ¥140.71 to the euro, representing a year-on-year decrease of about 12% against the U.S. dollar, and a decrease of about 3% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first quarter increased by 9.5% from the year-ago period to ¥923.3 billion (U.S.$7,891 million), boosted by a favorable rise in sales of digital cameras, color network MFDs and printers, along with the positive effect of currency exchange rates. The gross profit ratio for the quarter recorded a quarterly high level of 50.7%, a year-on-year increase of 2.1 points. The increase in the gross profit ratio was mainly the result of such factors as suppressing price decline through the launch of new products, and cost reduction efforts realized through ongoing production-reform and procurement-reform activities. These absorbed the effects of escalating crude oil and raw material costs, as well as severe price competition in the consumer product market. Owing to an increase in sales and an improvement in the gross profit ratio, first-quarter gross profit increased by 14.4% to ¥468.5 billion (U.S.$4,004 million). While first-quarter R&D expenditures grew by ¥8.0 billion (U.S.$68 million) from ¥59.2 billion for the year-ago period to ¥67.2 billion (U.S.$574 million), along with the negative effect of the translation of foreign currencies, other selling, general and administrative expenses increased slightly compared with the first quarter of the previous year. Consequently, operating profit in the first quarter totaled ¥170.1 billion (U.S.$1,454 million), a substantial year-on-year increase of 18.7%. Other income (deductions) declined by ¥6.7 billion (U.S.$57 million) mainly due to an increase in currency exchange losses on foreign-currency-denominated trade receivables, despite an increase in interest income accompanying the rise in the interest rate. As a result, income before income taxes and minority interests in the first quarter totaled ¥169.6 billion (U.S.$1,449 million), a year-on-year increase of 13.5%. The effective tax rate during the quarter was 1.0 point lower compared with the previous year. Consequently, first-quarter net income recorded an all-time high of ¥108.3 billion (U.S.$925 million).
Basic net income per share for the quarter was ¥121.98 (U.S.$1.04), a year-on-year increase of ¥17.05 (U.S.$0.15).

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift toward color models in the U.S. and European markets, as well as in the domestic Japanese market. Additionally, among color network digital MFDs, the iR C3170 series, equipped with a new high-speed image-processing chip, and the iR C3220 series continued to sell well, as did the new high-speed iR C6870 series models. Among monochrome network digital MFDs, mid-level models such as the iR4570 series contributed to expanded sales, along with the iR6570, featuring energy-saving performance, while low-end models, such as the iR2020 series with enhanced networking features, also contributed to sales growth. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 4.1%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 60% and sales of supplies also recording healthy growth. Sales in value terms also rose, increasing 11.3% despite the effect of the shift in market demand toward lower priced models. For inkjet printers, while high-speed multifunctional models, such as the PIXMA MP500, recorded a significant increase in unit sales, sales in terms of value increased only slightly due to such factors as a decline in unit sales of single-function printers and severe price competition. As a result, sales of computer peripherals for the quarter increased 8.4% year on year. Sales of business information products increased by 6.5%, mainly due to growing sales of an expanded lineup of document scanners. Collectively, sales of business machines for the quarter totaled ¥631.2 billion (U.S.$5,394 million), a year-on-year increase of 6.3%. Operating profit for the quarter totaled ¥152.2 billion (U.S.$1,301 million), a year-on-year increase of 8.1%, supported by such factors as restrained expense spending and an increase in the gross profit accompanying the sales growth.
Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT and the newly introduced EOS 30D, which has also led to expanded sales of interchangeable lenses. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD600, PowerShot SD550 and PowerShot SD450 models. Accordingly, unit sales of digital cameras for the quarter recorded growth of approximately 20% from the year-ago period. In the field of digital video camcorders, newly introduced Mini DV and DVD models, including the ZR700/600/500 and the DC40, delivered strong performances. As a result, overall camera sales for the first quarter increased by 20.1% from the year-ago period to ¥192.1 billion (U.S.$1,642 million). The gross profit ratio for the camera segment also rose substantially, boosted by such factors as favorable sales in high value-added products, including newly introduced products, and cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 84.9% year on year to ¥44.0 billion (U.S.$376 million).
In the optical and other products segment, while steppers, used in the production of semiconductors, have entered a recovery phase, sales of aligners, used to produce LCD, decreased substantially due to restrained investment by LCD manufacturers. The subsidiary that the company acquired last year contributed with significant sales growth and, as a result, first-quarter sales for the segment totaled ¥100.0 billion (U.S.$855 million), a year-on-year increase of 11.3%. Operating profit for the segment grew year-on-year by 14.6% to ¥14.5 billion (U.S.$124 million), boosted by an increase in the gross profit accompanying the increase in sales.
Cash Flow
In the first quarter of 2006, Canon maintained cash flow from operating activities of ¥114.9 billion (U.S.$982 million), a year-on-year increase of ¥38.2 billion (U.S.$327 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income and depreciation expenses. Capital expenditure totaled ¥109.8 billion (U.S.$939 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥124.1 billion (U.S.$1,060 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled negative ¥9.2 billion (U.S.$78 million) mainly due to corporate tax payments. Although negative, first-quarter free cash flow improved by ¥11.7 billion (U.S.$100 million) from ¥20.9 billion for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥56.4 billion (U.S.$482 million), mainly resulting from the dividend payout of ¥59.9 billion (U.S.$512 million), an increase of ¥24.4 billion (U.S.$209 million) over the previous year. Consequently, cash and cash equivalents, which totaled ¥937.4 billion (U.S.$8,012 million), although representing a ¥67.6 billion (U.S.$578 million) decrease from the end of the previous year, remained at a high level.

Outlook
As for the outlook for the global economy in the second quarter and thereafter, although there are concerns due to such factors as the increasing prices of crude oil and raw materials, as well as rising interest rates in the U.S. and Japan, the global economy is likely to continue its course toward modest recovery.
In the businesses in which Canon is involved, demand for digital SLR cameras is expected to continue enjoying robust growth primarily in overseas markets. As for network digital MFDs and laser beam printers, while additional demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, demand for steppers indicates a trend toward moderate recovery, supported by increased investment by chip manufacturers. In the market for projection aligners used in the production of LCD panels, demand is expected to decline due to restrained investment by LCD manufacturers.
The company has revised upward its forecasts for the 2006 fiscal year and now anticipates consolidated net sales of ¥4,140.0 billion (U.S.$35,385 million), consolidated income before income taxes and minority interests of ¥690.0 billion (U.S.$5,897 million), and consolidated net income of ¥432.0 billion (U.S.$3,692 million). The company also projects non-consolidated net sales of ¥2,700.0 billion (U.S.$23,077 million), non-consolidated ordinary profit of ¥489.0 billion (U.S.$4,179 million), and non-consolidated net income of ¥313.0 billion (U.S.$2,675 million). Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. These forecasts assume currency exchange rates of ¥117 to the U.S. dollar and ¥138 to the euro, representing an approximately 4% depreciation of the yen against the U.S. dollar, and the same level against the euro compared with previous year.

Consolidated Outlook

1st Half	Millions of yen
	Six months ending			Six months ended
	June 30, 2006		Change	June 30, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,910,000	¥1,960,000	¥50,000	¥1,755,840	+	11.6%
Income before income taxes and minority interests	303,000	323,000	20,000	283,733	+	13.8%
Net income	187,000	201,000	14,000	175,268	+	14.7%

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥4,060,000	¥4,140,000	¥80,000	¥3,754,191	+	10.3%
Income before income taxes and minority interests	665,000	690,000	25,000	612,004	+	12.7%
Net income	415,000	432,000	17,000	384,096	+	12.5%

Non-consolidated Outlook

1st Half	Millions of yen
	Six months ending			Six months ended
	June 30, 2006		Change	June 30, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,210,000	¥1,245,000	¥35,000	¥1,158,478	+	7.5%
Ordinary profit	220,000	232,000	12,000	210,125	+	10.4%
Net income	143,000	146,000	3,000	137,938	+	5.8%

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,660,000	¥2,700,000	¥40,000	¥2,481,481	+	8.8%
Ordinary profit	475,000	489,000	14,000	440,711	+	11.0%
Net income	307,000	313,000	6,000	289,294	+	8.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1.  CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	March 31, 2006	March 31, 2005	Change (%)		March 31, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥923,272	¥843,367	+	9.5	$7,891,214
Cost of sales	454,754	433,703			3,886,787

Gross profit	468,518	409,664	+	14.4	4,004,427
Selling, general and administrative expenses	298,383	266,382			2,550,282

Operating profit	170,135	143,282	+	18.7	1,454,145
Other income (deductions):
Interest and dividend income	4,988	2,681			42,632
Interest expense	(381)	(468)			(3,256)
Other, net	(5,151)	3,956			(44,025)

	(544)	6,169			(4,649)

Income before income taxes and minority interests	169,591	149,451	+	13.5	1,449,496
Income taxes	57,829	52,394			494,265

Income before minority interests	111,762	97,057			955,231
Minority interests	3,493	4,000			29,855

Net income	¥108,269	¥93,057	+	16.3	$925,376

Notes:	1.	Research and development expenses included in selling, general and administrative expenses for the three months ended March 31, 2006 and 2005 were JPY67,150 million (U.S.$573,932 thousand) and JPY59,169 million, respectively.
	2.	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended March 31, 2006 and 2005 were JPY114,057 million (U.S.$974,846 thousand) and JPY102,525 million, respectively.
2.  DETAILS OF SALES

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	March 31, 2006	March 31, 2005	Change (%)		March 31, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥286,488	¥275,083	+	4.1	$2,448,615
Computer peripherals	316,796	292,292	+	8.4	2,707,658
Business information products	27,869	26,179	+	6.5	238,197

	631,153	593,554	+	6.3	5,394,470
Cameras	192,061	159,911	+	20.1	1,641,547
Optical and other products	100,058	89,902	+	11.3	855,197

Total	¥923,272	¥843,367	+	9.5	$7,891,214

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	March 31, 2006	March 31, 2005	Change (%)		March 31, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥213,694	¥208,094	+	2.7	$1,826,444
Overseas:
Americas	285,067	248,723	+	14.6	2,436,470
Europe	281,621	257,336	+	9.4	2,407,017
Other areas	142,890	129,214	+	10.6	1,221,283

	709,578	635,273	+	11.7	6,064,770

Total	¥923,272	¥843,367	+	9.5	$7,891,214

Notes:	1.	The primary products included in each of the product segments are as follows: Business machines:
Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals :	Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products :	Computer information systems / Document scanners / Personal information products / etc.
Cameras :	SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3.  SEGMENT INFORMATION BY PRODUCT

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	March 31, 2006	March 31, 2005	Change (%)		March 31, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business Machines
Net sales:
Unaffiliated customers	¥631,153	¥593,554	+	6.3	$5,394,470
Intersegment	—	—		—	—

Total	631,153	593,554	+	6.3	5,394,470

Operating cost and expenses	478,985	452,726	+	5.8	4,093,889

Operating profit	152,168	140,828	+	8.1	1,300,581

Cameras
Net sales:
Unaffiliated customers	¥192,061	¥159,911	+	20.1	$1,641,547
Intersegment	—	—		—	—

Total	192,061	159,911	+	20.1	1,641,547

Operating cost and expenses	148,022	136,096	+	8.8	1,265,145

Operating profit	44,039	23,815	+	84.9	376,402

Optical and other products
Net sales:
Unaffiliated customers	¥100,058	¥89,902	+	11.3	$855,197
Intersegment	41,397	35,181	+	17.7	353,820

Total	141,455	125,083	+	13.1	1,209,017

Operating cost and expenses	126,929	112,404	+	12.9	1,084,863

Operating profit	14,526	12,679	+	14.6	124,154

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(41,397)	(35,181)		—	(353,820)

Total	(41,397)	(35,181)		—	(353,820)

Operating cost and expenses	(799)	(1,141)		—	(6,828)

Operating profit	(40,598)	(34,040)		—	(346,992)

Consolidated
Net sales:
Unaffiliated customers	¥923,272	¥843,367	+	9.5	$7,891,214
Intersegment	—	—		—	—

Total	923,272	843,367	+	9.5	7,891,214

Operating cost and expenses	753,137	700,085	+	7.6	6,437,069

Operating profit	170,135	143,282	+	18.7	1,454,145

Note:	General corporate expenses of JPY40,510 million (U.S.$346,239 thousand) and JPY34,039 million in the three months ended March 31, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2006	2005	Change	2006
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥937,367	¥1,004,953	¥(67,586)	$8,011,684
Marketable securities	71	172	(101)	607
Trade receivables, net	607,684	689,427	(81,743)	5,193,880
Inventories	545,074	510,195	34,879	4,658,752
Prepaid expenses and other current assets	271,852	253,822	18,030	2,323,521

Total current assets	2,362,048	2,458,569	(96,521)	20,188,444
Noncurrent receivables	14,486	14,122	364	123,812
Investments	114,638	104,486	10,152	979,812
Property, plant and equipment, net	1,167,435	1,148,821	18,614	9,978,077
Other assets	317,906	317,555	351	2,717,146

Total assets	¥3,976,513	¥4,043,553	¥(67,040)	$33,987,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥4,483	¥5,059	¥(576)	$38,316
Trade payables	469,593	505,126	(35,533)	4,013,615
Income taxes	62,697	110,844	(48,147)	535,872
Accrued expenses	245,927	248,205	(2,278)	2,101,940
Other current liabilities	173,989	209,394	(35,405)	1,487,086

Total current liabilities	956,689	1,078,628	(121,939)	8,176,829
Long-term debt, excluding current installments	26,525	27,082	(557)	226,709
Accrued pension and severance cost	73,197	80,430	(7,233)	625,615
Other noncurrent liabilities	52,014	52,395	(381)	444,565

Total liabilities	1,108,425	1,238,535	(130,110)	9,473,718

Minority interests	209,278	200,336	8,942	1,788,701
Stockholders’ equity:
Common stock	174,446	174,438	8	1,490,991
Additional paid-in capital	403,258	403,246	12	3,446,650
Retained earnings	2,108,977	2,060,620	48,357	18,025,444
Accumulated other comprehensive income (loss)	(22,424)	(28,212)	5,788	(191,658)
Treasury stock	(5,447)	(5,410)	(37)	(46,555)

Total stockholders’ equity	2,658,810	2,604,682	54,128	22,724,872

Total liabilities and stockholders’ equity	¥3,976,513	¥4,043,553	¥(67,040)	$33,987,291

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2006	2005		2006
	(Unaudited)			(Unaudited)
Allowance for doubtful receivables	¥12,813	¥11,728		$109,513
Accumulated depreciation	1,299,439	1,272,163		11,106,316
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(21,976)	(25,772)		(187,829)
Net unrealized gains (losses) on securities	7,210	6,073		61,624
Net gains (losses) on derivative financial instruments	(319)	(1,174)		(2,726)
Minimum pension liability adjustments	(7,339)	(7,339)		(62,727)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2006	March 31, 2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥108,269	¥93,057	$925,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,331	46,631	455,821
Loss on disposal of property, plant and equipment	5,311	1,580	45,393
Deferred income taxes	1,047	2,163	8,949
Decrease in trade receivables	85,512	61,465	730,872
Increase in inventories	(31,396)	(22,620)	(268,342)
Decrease in trade payables	(22,503)	(4,460)	(192,333)
Decrease in income taxes	(47,569)	(53,712)	(406,573)
Increase (decrease) in accrued expenses	(2,833)	931	(24,214)
Decrease in accrued pension and severance cost	(7,523)	(4,245)	(64,299)
Other, net	(26,747)	(44,101)	(228,607)

Net cash provided by operating activities	114,899	76,689	982,043

Cash flows from investing activities:
Purchases of fixed assets	(109,829)	(96,360)	(938,709)
Proceeds from sale of fixed assets	4,557	5,040	38,949
Purchases of available-for-sale securities	(5,255)	(2,464)	(44,915)
Proceeds from sale of available-for-sale securities	1,004	417	8,581
Purchases of other investments	(6,556)	(4,194)	(56,034)
Other, net	(7,980)	(17)	(68,205)

Net cash used in investing activities	(124,059)	(97,578)	(1,060,333)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	555	147	4,744
Repayments of long-term debt	(2,120)	(2,075)	(18,120)
Increase (decrease) in short-term loans	(68)	1,445	(581)
Dividends paid	(59,912)	(35,475)	(512,068)
Other, net	5,111	(1,508)	43,683

Net cash used in financing activities	(56,434)	(37,466)	(482,342)

Effect of exchange rate changes on cash and cash equivalents	(1,992)	7,728	(17,026)

Net decrease in cash and cash equivalents	(67,586)	(50,627)	(577,658)

Cash and cash equivalents at beginning of period	1,004,953	887,774	8,589,342

Cash and cash equivalents at end of period	¥937,367	¥837,147	$8,011,684

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) NUMBER OF GROUP COMPANIES

	March 31, 2006	December 31, 2005	Change
Subsidiaries	217	200	17
Affiliates	13	13	—

Total	230	213	17

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	19 companies
Removal:	2 companies
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
7.  OTHER
We have engaged Ernst & Young ShinNihon to complete a review of the consolidated statements of income, the consolidated balance sheets and the consolidated statements of cash flows as of and for the three months ended March 31, 2006 based upon Statement of Auditing Standards No.100, “Interim Financial Information,” established by the American Institute of Certified Public Accountants.

CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2006
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	P&L SUMMARY (2nd Quarter 2006/Projection)	S 4
7.	PROFITABILITY	S 4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
9.	STATEMENTS OF CASH FLOWS	S 4
10.	R&D EXPENDITURE	S 5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
12.	INVENTORIES	S 5
13.	DEBT RATIO	S 5
14.	OVERSEAS PRODUCTION RATIO	S 5
15.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2006			2005			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Japan
Business machines	147,297	161,703	636,200	153,968	150,541	612,832	-4.3%	+7.4%	+3.8%
Office imaging products	90,216	94,684	377,600	95,563	89,981	357,689	-5.6%	+5.2%	+5.6%
Computer peripherals	37,954	45,546	188,300	39,377	43,532	183,727	-3.6%	+4.6%	+2.5%
Business information products	19,127	21,473	70,300	19,028	17,028	71,416	+0.5%	+26.1%	-1.6%
Cameras	27,798	35,102	136,800	26,583	31,416	127,886	+4.6%	+11.7%	+7.0%
Optical and other products	38,599	49,001	181,500	27,543	26,067	115,487	+40.1%	+88.0%	+57.2%

Total	213,694	245,806	954,500	208,094	208,024	856,205	+2.7%	+18.2%	+11.5%

Overseas
Business machines	483,856	511,944	2,098,100	439,586	452,936	1,889,569	+10.1%	+13.0%	+11.0%
Office imaging products	196,272	219,028	861,700	179,520	202,735	795,551	+9.3%	+8.0%	+8.3%
Computer peripherals	278,842	284,258	1,200,200	252,915	241,913	1,061,179	+10.3%	+17.5%	+13.1%
Business information products	8,742	8,658	36,200	7,151	8,288	32,839	+22.2%	+4.5%	+10.2%
Cameras	164,263	216,637	843,400	133,328	187,825	751,300	+23.2%	+15.3%	+12.3%
Optical and other products	61,459	62,341	244,000	62,359	63,688	257,117	-1.4%	-2.1%	-5.1%

Total	709,578	790,922	3,185,500	635,273	704,449	2,897,986	+11.7%	+12.3%	+9.9%

Americas
Business machines	207,570	214,130	888,200	187,548	187,418	795,268	+10.7%	+14.3%	+11.7%
Office imaging products	87,979	98,121	386,600	76,866	88,903	353,384	+14.5%	+10.4%	+9.4%
Computer peripherals	115,138	112,162	484,000	107,126	94,660	425,877	+7.5%	+18.5%	+13.6%
Business information products	4,453	3,847	17,600	3,556	3,855	16,007	+25.2%	-0.2%	+10.0%
Cameras	64,672	86,828	352,300	52,037	72,528	308,667	+24.3%	+19.7%	+14.1%
Optical and other products	12,825	15,275	62,900	9,138	9,457	42,015	+40.3%	+61.5%	+49.7%

Total	285,067	316,233	1,303,400	248,723	269,403	1,145,950	+14.6%	+17.4%	+13.7%

Europe
Business machines	208,852	225,948	920,900	193,422	204,604	838,081	+8.0%	+10.4%	+9.9%
Office imaging products	86,223	95,877	377,700	82,557	93,515	357,188	+4.4%	+2.5%	+5.7%
Computer peripherals	119,009	126,191	528,000	107,902	107,498	466,965	+10.3%	+17.4%	+13.1%
Business information products	3,620	3,880	15,200	2,963	3,591	13,928	+22.2%	+8.0%	+9.1%
Cameras	64,647	89,753	327,900	57,331	84,502	316,769	+12.8%	+6.2%	+3.5%
Optical and other products	8,122	7,478	34,000	6,583	5,224	26,408	+23.4%	+43.1%	+28.7%

Total	281,621	323,179	1,282,800	257,336	294,330	1,181,258	+9.4%	+9.8%	+8.6%

Other areas
Business machines	67,434	71,866	289,000	58,616	60,914	256,220	+15.0%	+18.0%	+12.8%
Office imaging products	22,070	25,030	97,400	20,097	20,317	84,979	+9.8%	+23.2%	+14.6%
Computer peripherals	44,695	45,905	188,200	37,887	39,755	168,337	+18.0%	+15.5%	+11.8%
Business information products	669	931	3,400	632	842	2,904	+5.9%	+10.6%	+17.1%
Cameras	34,944	40,056	163,200	23,960	30,795	125,864	+45.8%	+30.1%	+29.7%
Optical and other products	40,512	39,588	147,100	46,638	49,007	188,694	-13.1%	-19.2%	-22.0%

Total	142,890	151,510	599,300	129,214	140,716	570,778	+10.6%	+7.7%	+5.0%

Total
Business machines	631,153	673,647	2,734,300	593,554	603,477	2,502,401	+6.3%	+11.6%	+9.3%
Office imaging products	286,488	313,712	1,239,300	275,083	292,716	1,153,240	+4.1%	+7.2%	+7.5%
Computer peripherals	316,796	329,804	1,388,500	292,292	285,445	1,244,906	+8.4%	+15.5%	+11.5%
Business information products	27,869	30,131	106,500	26,179	25,316	104,255	+6.5%	+19.0%	+2.2%
Cameras	192,061	251,739	980,200	159,911	219,241	879,186	+20.1%	+14.8%	+11.5%
Optical and other products	100,058	111,342	425,500	89,902	89,755	372,604	+11.3%	+24.1%	+14.2%

Total	923,272	1,036,728	4,140,000	843,367	912,473	3,754,191	+9.5%	+13.6%	+10.3%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2006			2005			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Business machines
Unaffiliated customers	631,153	673,647	2,734,300	593,554	603,477	2,502,401	+6.3%	+11.6%	+9.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	631,153	673,647	2,734,300	593,554	603,477	2,502,401	+6.3%	+11.6%	+9.3%

Operating profit	152,168	141,732	619,800	140,828	118,625	542,028	+8.1%	+19.5%	+14.3%
% of sales	24.1%	21.0%	22.7%	23.7%	19.7%	21.7%	—	—	—
Cameras
Unaffiliated customers	192,061	251,739	980,200	159,911	219,241	879,186	+20.1%	+14.8%	+11.5%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	192,061	251,739	980,200	159,911	219,241	879,186	+20.1%	+14.8%	+11.5%

Operating profit	44,039	46,461	211,100	23,815	38,039	173,706	+84.9%	+22.1%	+21.5%
% of sales	22.9%	18.5%	21.5%	14.9%	17.4%	19.8%	—	—	—
Optical and other products
Unaffiliated customers	100,058	111,342	425,500	89,902	89,755	372,604	+11.3%	+24.1%	+14.2%
Intersegment	41,397	42,603	170,000	35,181	36,637	158,114	+17.7%	+16.3%	+7.5%

Total sales	141,455	153,945	595,500	125,083	126,392	530,718	+13.1%	+21.8%	+12.2%

Operating profit	14,526	8,674	45,700	12,679	8,360	38,820	+14.6%	+3.8%	+17.7%
% of sales	10.3%	5.6%	7.7%	10.1%	6.6%	7.3%	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-41,397	-42,603	-170,000	-35,181	-36,637	-158,114	—	—	—

Total sales	-41,397	-42,603	-170,000	-35,181	-36,637	-158,114	—	—	—

Operating profit	-40,598	-47,002	-190,600	-34,040	-38,117	-171,511	—	—	—
Consolidated
Unaffiliated customers	923,272	1,036,728	4,140,000	843,367	912,473	3,754,191	+9.5%	+13.6%	+10.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	923,272	1,036,728	4,140,000	843,367	912,473	3,754,191	+9.5%	+13.6%	+10.3%

Operating profit	170,135	149,865	686,000	143,282	126,907	583,043	+18.7%	+18.1%	+17.7%
% of sales	18.4%	14.5%	16.6%	17.0%	13.9%	15.5%	—	—	—
(P)=Projection

3. OTHER INCOME / DEDUCTIONS	(Millions of yen)

	2006			2005			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Interest and dividend, net	4,607	5,193	19,600	2,213	2,986	12,511	+2,394	+2,207	+7,089
Forex gain / loss	-8,084	-4,616	-24,400	741	-1,639	-3,710	-8,825	-2,977	-20,690
Equity earnings / loss of affiliated companies	1,541	359	2,800	1,153	908	1,646	+388	-549	+1,154
Other, net	1,392	2,608	6,000	2,062	5,120	18,514	-670	-2,512	-12,514

Total	-544	3,544	4,000	6,169	7,375	28,961	-6,713	-3,831	-24,961

(P)=Projection

- S2 -

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2006			2005
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year
Office imaging products
Monochrome copying machines	53%	54%	52%	57%	56%	56%
Color copying machines	30%	30%	31%	26%	29%	28%
Others	17%	16%	17%	17%	15%	16%

Computer peripherals
Laser beam printers	75%	72%	70%	73%	71%	71%
Inkjet printers (includes inkjet MFPs)	24%	27%	29%	25%	27%	27%
Others	1%	1%	1%	2%	2%	2%

Business information products
Personal computers	68%	72%	67%	72%	68%	69%
Others	32%	28%	33%	28%	32%	31%

Cameras
Film cameras / Lenses	16%	15%	15%	15%	16%	17%
Digital cameras	73%	73%	73%	72%	72%	72%
Video cameras	11%	12%	12%	13%	12%	11%

Optical and other products
Semiconductor production equipment	52%	54%	52%	69%	66%	64%
Others	48%	46%	48%	31%	34%	36%

(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2006
	1st quarter	2nd quarter (P)	Year (P)
Business machines
Japan	-4.3%	+7.4%	+3.8%
Overseas	+1.5%	+6.5%	+6.6%

Total	0.0%	+6.7%	+5.9%

Cameras
Japan	+4.6%	+11.7%	+7.0%
Overseas	+14.5%	+9.4%	+8.6%

Total	+12.8%	+9.7%	+8.3%

Optical and other products
Japan	+40.1%	+88.0%	+57.2%
Overseas	-6.0%	-5.6%	-8.0%

Total	+8.1%	+21.6%	+12.2%

Total
Japan	+2.7%	+18.2%	+11.5%
Overseas	+3.5%	+6.2%	+5.8%
Americas	+2.5%	+8.2%	+7.7%
Europe	+4.9%	+6.6%	+6.5%
Other areas	+2.5%	+1.5%	+0.5%

Total	+3.3%	+8.9%	+7.1%

(P)=Projection

- S3 -

Canon Inc.

6. P&L SUMMARY (2nd Quarter 2006/Projection)	(Millions of yen)

	2006	2005	Change
	2nd quarter (P)	2nd quarter	year over year
Net sales	1,036,728	912,473	+13.6%
Operating profit	149,865	126,907	+18.1%
Income before income taxes and minority interests	153,409	134,282	+14.2%
Net income	92,731	82,211	+12.8%
(P)=Projection
7. PROFITABILITY

	2006		2005
	1st quarter	Year (P)	1st quarter	Year
ROE	16.5%	15.6%	16.6%	16.0%
ROA	10.8%	10.1%	10.4%	10.1%
(P)=Projection
8. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2006			2005
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	116.96	117.00	116.99	104.58	110.58
Yen/Euro	140.71	138.00	138.59	137.04	137.04
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

2006
	1st quarter	Year (P)
US$	+34.8	+85.5
Euro	+5.6	+11.2
Other currencies	+2.4	+6.9

Total	+42.8	+103.6

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2006
2nd-4th quarter (P)
On sales
US$	11.0
Euro	5.8
On operating profit
US$	6.1
Euro	4.3
(P)=Projection

9. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2006		2005
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities
Net income	108,269	432,000	93,057	384,096
Depreciation and amortization	53,331	240,000	46,631	225,941
Other, net	-46,701	18,000	-62,999	-4,359

Total	114,899	690,000	76,689	605,678
Net cash used in investing activities	-124,059	-500,000	-97,578	-401,141
Free cash flow	-9,160	190,000	-20,889	204,537
Net cash used in financing activities	-56,434	-107,000	-37,466	-93,939
Effect of exchange rate changes on cash and cash equivalents	-1,992	-5,000	7,728	6,581
Net change in cash and cash equivalents	-67,586	78,000	-50,627	117,179
Cash and cash equivalents at end of period	937,367	1,083,000	837,147	1,004,953

(P)=Projection

- S4 -

Canon Inc.

10. R&D EXPENDITURE	(Millions of yen)

	2006		2005
	1st quarter	Year (P)	1st quarter	Year
Business machines	25,321	—	25,012	117,219
Cameras	9,962	—	9,452	39,746
Optical and other products	31,867	—	24,705	129,511

Total	67,150	325,000	59,169	286,476

% of sales	7.3%	7.9%	7.0%	7.6%
(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	(Millions of yen)

	2006		2005
	1st quarter	Year (P)	1st quarter	Year
Capital expenditure	72,552	470,000	91,776	383,784
Depreciation and amortization	53,331	240,000	46,631	225,941
(P)=Projection
12. INVENTORIES

(1) Inventories	(Millions of yen)

	2006	2005
	Mar.31	Dec.31	Difference
Business machines	283,810	267,121	+16,689
Cameras	105,676	88,831	+16,845
Optical and other products	155,588	154,243	+1,345

Total	545,074	510,195	+34,879

(2) Inventories/Sales*	(Days)

	2006	2005
	Mar.31	Dec.31	Difference
Business machines	39	37	+2
Cameras	39	32	+7
Optical and other products	131	146	-15

Total	49	47	+2

*Index based on the previous six months sales.
13. DEBT RATIO

	2006	2005
	Mar.31	Dec.31	Difference
Total debt / Total assets	0.8%	0.8%	0.0%
14. OVERSEAS PRODUCTION RATIO

	2006	2005
	1st quarter	Year
Overseas production ratio	41%	40%
15. NUMBER OF EMPLOYEES

	2006	2005
	Mar.31	Dec.31	Difference
Japan	48,709	48,637	+72
Overseas	69,219	66,946	+2,273

Total	117,928	115,583	+2,345

- S5 -